Exhibit 14.1

CHARLES & COLVARD, LTD.

CODE OF BUSINESS CONDUCT AND ETHICS

(Adopted by the Board of Directors on February 16, 2004)

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Fundamental Principles

Charles & Colvard, Ltd. expects all of our officers, directors, employees, agents and representatives to meet the highest ethical standards in all of our business activities.

Our Board of Directors has adopted this Code of Business Conduct and Ethics as a guide to help us live up to our Company’s high ethical standards. This Code does not cover every issue or “gray area” dilemma that may arise, but it establishes principles that should guide you in a wide range of business settings. Ethical conduct is not always easy to define, but we expect all employees to conduct themselves with fairness, honesty, integrity, respect and trust at all times. Every employee is required to be familiar with the Code and comply with it, since any one person’s misconduct can damage the Company’s hard-earned reputation and compromise the public’s trust.

If you have any question about how this Code might apply to you, you should contact your supervisor or our Compliance Officer. The Compliance Officer is:

James R. Braun

Chief Financial Officer

Charles & Colvard, Ltd.

3800 Gateway Boulevard

Suite 310

Morrisville, NC 27560

Telephone: (919) 468-0399 x224

Scope and Application of this Code

When this Code refers to “employees,” the term includes the employees, officers, directors, agents and representatives (including consultants, advisors and independent contractors) of the Company. Likewise, references in this Code to our Company or Charles & Colvard includes Charles & Colvard, Ltd. and any and all of its subsidiaries.

This Code governs your conduct as an employee and requires you to avoid even the appearance of improper behavior. Even well-intentioned actions that violate the law or our standards of conduct may result in appropriate disciplinary action, including termination. If you are in a situation which you believe may violate or lead to a violation of this Code, follow the guidelines described below under the heading “Reporting of Code Violations.” It is also your responsibility to report violations of this Code by others. Any person who we determine has violated this Code may be subject to discipline, up to and including termination.

We will ask our employees to read this Code and agree in writing to comply with it, and we will remind all employees periodically about their obligations under this Code.

Compliance with Laws and Regulations

The foundation of our ethical standards is obedience to the letter and spirit of the law. All employees must respect and obey all local, state and federal statutes and regulations and the statutes and regulations of any countries in which we do business. You should seek advice from your supervisor or the Compliance Officer if you have questions about such laws, especially when dealing with governments of countries or territories outside of the U. S.

Insider Trading Laws

It is the policy of the Company that you must comply with our Policy Statement on the Prevention of Insider Trading, which, among other things, provides that you may not seek to benefit personally by buying or selling securities while in possession of material, nonpublic information that you have learned in connection with your employment with, or service to, the Company. Every new employee is required to acknowledge our Policy Statement, and you may obtain a copy of it from the Compliance Officer.

Bribery, Kickbacks and Other Improper Payments

Bribery of public officials in the conduct of Company business in the United States or abroad is strictly prohibited. All employees are required to comply strictly with the United States Foreign Corrupt Practices Act which, in essence, prohibits the bribery of foreign government officials (including officials of designated public international organizations), political party candidates or officials or political parties. Bribery can take many forms, including the payment of money or anything else of value (such as “in-kind” items or services).

In addition, the U.S. government has a number of laws and regulations regarding business gratuities which may be accepted by U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate Company policy but may also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules.

Competition and Fair Dealing

We are committed to conducting our business in an open, vigorous and competitive fashion and seek to outperform our competition fairly and honestly, through superior performance and not through unethical or illegal business practices. Any activity that undermines this commitment is unacceptable and may be illegal.

Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited. Each employee should respect the rights of and deal fairly with our customers, distributors, suppliers, competitors and employees. No employee may take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other intentional unfair-dealing practice.

We support fair trade and free enterprise and laws that prohibit unlawful “restraints on trade” and seek to comply with them.

No employee may engage in any discussion with representatives of other companies or agencies regarding possible restraints of trade. Employees must notify the Company’s Compliance Officer of any such discussion initiated by any customer or competitor or potential customer or competitor. In addition, any and all discussions with competitors, regardless of their subject matter, should be reported promptly to the Company’s Compliance Officer so that they can be appropriately documented. Violations of Federal or state antitrust laws or regulations by any employee can subject both the Company and the employee to severe criminal and civil penalties and fines.

Conflicts of Interest

A “conflict of interest” exists any time you face a choice between what is in your personal interest (financial or otherwise) and the interest of the Company. Such situations are not always easy to avoid. When a conflict of interest arises, it is important that you be careful to avoid even the appearance that your actions are not in our best interest. If you are in a position where your objectivity may be questioned because of an actual or apparent conflict between the interests of the Company and your individual interests or family or personal relationships, notify your supervisor or the Compliance Officer immediately.

It is not possible to list every activity that might present an actual or apparent conflict of interest. However, the following are examples of conduct or activities that would violate this Code unless approved in advance by the Compliance Officer or, if the conduct or activity concerns a director or executive officer, by the Audit Committee of the Board of Directors, or both, if required by the rules of The Nasdaq Stock Market and the Securities and Exchange Commission (the “SEC”) and by the Audit Committee Charter:

•	Participation by an employee or a family member in a business transaction involving the Company and another entity or an individual with whom the employee (or his family) has a financial relationship;

•	The use for personal gain by employees (or their family members) of any confidential or proprietary information obtained as a result of their relationship with the Company (patents, trade secrets or other confidential business information);

•	Supervising an employee who is a family member where the supervisor has authority with regard to such matters as work assignments, compensation or promotions;

•	Owning a direct or indirect financial interest in any company that is a competitor, customer, supplier or business partner where the employee can influence our decision whether to do business with such company;

•	Having an outside business or other interest which would impair the employee’s ability to perform his duties;

•	Receipt by an employee or family member of improper personal benefits as a result of the employee’s position in the Company (loans to or guarantees for the benefit of such persons are of particular concern);

•	Serving as an employee, consultant or member of the board of directors (or of a technical, scientific or similar advisory board) of a competitor, customer, supplier or business partner unless directed to do so by our Board of Directors (employees should avoid any direct or indirect business connection with our competitors, customers, suppliers or business partners, except on behalf of the Company);

•	Accepting cash compensation or stock, stock options or other stock-based compensation from another company where the employee is serving, at our request, on the board of directors of the company or in another advisory capacity, unless our Board of Directors approved such compensation in connection with our requesting the employee to serve;

•	Conducting personal business or affairs on company time or using our facilities and equipment for personal business, except where meeting with a third party on our premises serves the convenience of an officer of the Company or promotes an officer’s charitable or civic cause and in any event does not interfere with the performance of the officer’s duties;

•	Accepting employment outside of the Company that interferes with the proper performance of the employee’s job at the Company or puts the employee in a situation where confidential information of the Company could be used; or

•	Accepting directed shares in a stock offering by a competitor, customer, supplier or business partner pursuant to a “friends and family” program or arrangement.

These are just a few examples. The key to the successful handling of any actual or potential conflict of interest is to disclose it as soon as you discover it. If you have any doubt about whether you have a conflict of interest, you should discuss it with your supervisor or the Compliance Officer.

We may periodically ask you to sign a formal statement about whether you are aware of possible conflicts of interest. You are required to respond to these requests promptly and candidly. We will treat your responses as confidential unless we are required to disclose the information by law or court order or the best interests of the Company require disclosure.

Service on Other Boards

From time to time you might be asked to serve as a member of the board of directors or as a member of a technical, scientific or similar advisory board of another company. This Code prohibits you from serving in such capacity with a competitor, customer, supplier or business partner. In addition, our policy prohibits you from serving in such capacity for any other for-profit enterprise without first obtaining the approval of the Chairman of the Board and the Chief Executive Officer. (Members of the Board of Directors are required only to notify the Chairman of the Board and the Chief Executive Officer if they are asked to serve on a board described in the preceding sentence.) This prohibition does not apply to service on the board of charitable, educational or other non-profit organizations.

Entertainment, Favors and Gifts

Business gifts and entertainment are customary courtesies designed to build goodwill among business partners. These courtesies include such things as gift items, meals and beverages, tickets to sporting or cultural events, discounts not available to the general public, travel, accommodations and other services. A problem may arise when such courtesies compromise – or appear to compromise – our ability to make objective and fair business decisions. The same concerns apply to employees offering gifts and entertainment to our business associates.

Accordingly, it is our policy to prohibit the giving or accepting of gifts and courtesies for business purposes having greater than a nominal value, other than reasonable hospitality given in the ordinary course of business, without the approval of your supervisor. Courtesies that are repetitive (no matter how small) may be perceived as an attempt to make the recipient obligated to the giver and are therefore inappropriate. Likewise, business entertainment should be moderately scaled and intended only to facilitate business goals. This prohibition applies at all times and does not change during traditional gift-giving seasons. Use good judgment in all gift and entertainment situations.

Corporate Opportunities

You are prohibited from taking personal advantage of business opportunities that you discover through your position with the Company. You are also prohibited from competing with the company, directly or indirectly, and from using corporate property or corporate information for improper personal gain.

Confidential and Proprietary Information

Employees must maintain the confidentiality of confidential information entrusted to them by the Company or our customers, suppliers, distributors or business partners, except to the extent disclosure is specifically authorized or required by laws or regulations. For purposes of the Code, “confidential information” includes all non-public information and, as such, may include information that customers, suppliers, distributors or business partners have entrusted to us. The obligation to preserve confidential information continues even after employment ends.

Employees also have an obligation to protect the Company’s proprietary information, including, but not limited to, our intellectual property, such as trade secrets, inventions, patents, trademarks, and copyrights, as well as business, marketing and service plans, technical expertise, production ideas, designs, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information violates Company policy and could also be illegal and result in civil or even criminal penalties.

When you joined the Company you signed a Confidential Nondisclosure Agreement requiring you to protect the confidentiality of the information referred to above. This agreement remains in effect for as long as you work for the Company and after you leave our employ.

Financial Integrity and Disclosure

We require honest and accurate recording and reporting of information in order to make responsible business decisions. Business records must always be prepared accurately and reliably and stored properly. Our books, records and accounts must reflect all of our transactions and all other events that are the subject of a specific regulatory record-keeping requirement.

In addition, full, fair, accurate and timely disclosure in our periodic SEC reports is required and essential to the success of our business. Our employees must exercise the highest standard of care in preparing such reports in accordance with the following guidelines:

•	All accounting records, as well as reports produced from those records, must be in accordance with the laws of each applicable jurisdiction;

•	All records must fairly and accurately reflect the transactions or occurrences to which they relate;

•	All records must fairly and accurately reflect, in reasonable detail, our assets, liabilities, revenues and expenses;

•	Our accounting records must not contain any false or intentionally misleading entries;

•	No transactions should be intentionally misclassified as to accounts, departments or accounting periods;

•	All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period;

•	No information should be concealed from the internal auditors or the independent auditor; and

•	Compliance with our system of internal accounting controls is required.

The persons holding the offices of Chief Executive Officer, Chief Financial Officer, Controller and Treasurer (the “Senior Financial Officers”) of the Company have overall responsibility for assuring full, fair, accurate, timely and understandable disclosure of relevant financial information to shareholders and investors. In particular they are responsible for assuring that we comply with rules of the SEC governing disclosure of financial information and for assuring that press releases and communications with investors and securities analysts are fair and accurate. Among other things, the Senior Financial Officers shall:

•	Establish and maintain internal controls and procedures and disclosure controls and procedures designed to assure that financial information is recorded, processed and transmitted to those responsible for preparing periodic reports and other public communications and to assure our reports and communications are complete, accurate and timely.

•	Oversee the appropriate personnel to help ensure that the internal controls and procedures and disclosure controls and procedures are being followed.

•	Carefully review each periodic report for accuracy and completeness before it is filed with the SEC and carefully review each public communication containing financial information before it is released.

•	Promptly disclose to their superiors, and if necessary to the Audit Committee of the Board of Directors and our independent auditors, any material weaknesses in, or concerns regarding, our disclosure controls or internal controls.

•	Never create or maintain secret or unrecorded funds, assets, or accounts, or intentionally make a payment or approve an invoice, expense report or other document that is incorrect, misleading or inaccurate.

Employment Practices

To recruit and retain high-caliber employees, our employment practices are designed to provide an environment that encourages you to comply with this Code, be respectful of our employees, customers and other business partners and perform your duties with fairness, honesty, integrity and professionalism.

It is our policy to hire, evaluate and promote employees on the basis of their ability, achievements, experience and performance. Accordingly, we will provide equal opportunity for all in recruitment, career development, promotion and compensation without regard to age, color, non-disqualifying disability, gender, national origin, race, marital status, veteran status, religion or any other basis that is protected under applicable law.

Ethnic, racial, religious, sexual or any other type of unlawful harassment is unacceptable. Inappropriate or unwelcome sexual behavior, either physical or verbal in nature, that interferes with and obstructs performance in the workplace violates our policy. To provide an environment that is conducive to productivity and personal growth, we prohibit illegal workplace harassment of any kind, whether the harasser or the victim is a co-worker, supervisor, agent, customer, guest or supplier. Our policy also prohibits retaliation against anyone who has made a harassment complaint.

If you believe you or another employee has experienced harassment, immediately report the incident by following the procedures provided below under the heading “Reporting of Code Violations.” We will promptly investigate an alleged harassment complaint and remedy the situation when a violation of our policy can be substantiated.

The laws affecting employment practices are complex and constantly evolving. It is critical that each supervisor maintain awareness of current legal developments and our employment policies by seeking appropriate advice of those within the Company who are responsible for keeping abreast of such legal developments or employment policies.

Health and Safety

Our employees constitute our most indispensable asset. Our policy is to maintain a drug-free, secure workplace where all employees are attentive to hazard prevention and the avoidance of accidents and injuries. We are committed to protecting your health and safety and that of our customers, suppliers and visitors.

Safety protection is a condition of employment for all employees. You are accountable for your own safety and the safety of those around you. No deviations from our safety practices or procedures are permitted without the approval of the appropriate company personnel. You should report to work in a condition to properly perform your duties, free from the influence of drugs or alcohol. Violence and threatening behavior will not be tolerated.

You are responsible for reporting accidents, injuries and unsafe equipment, practices or conditions. If you violate applicable legal requirements or our policy related to health and safety, or if you intentionally fail to prevent violations or take reasonable corrective action, you will be subject to appropriate disciplinary action, including termination.

Communications

We are committed to conducting business honestly. All communications, whether internal or external, should be accurate, complete and forthright. These communications may include, for example, general internal reports, media releases, marketing and sales brochures, regular reports and government filings.

We will provide accurate information when promoting our products. False or misleading claims concerning our products or those of our competitors are unacceptable. These same principles must be adhered to when responding to inquiries from customers, fellow employees, the media, governmental regulatory agencies and shareholders. Responses to such inquiries must be made in accordance with our policies and procedures (for instance, through a designated corporate communications officer).

Our policy prohibits employees from making any malicious or defamatory statement about any other person or company.

Protection and Proper Use of Company Assets

Each employee is a steward of our assets. As such, you are obligated to protect and preserve our assets and resources and assist us in our efforts to control costs and ensure the efficient use of our assets for our business purposes. Theft, carelessness and waste hurt our profitability.

Company assets include such things as documents, equipment, facilities, information, our logo and name, materials and supplies. You should not use our assets except for legitimate business purposes, though incidental personal use of the telephone and desk material and supplies is permitted. If you have a question whether it is permissible to use an asset for a specific purpose, you should consult with your supervisor or the Compliance Officer. The use of our assets and resources for personal financial gain is strictly prohibited.

You should immediately report to your supervisor or the Compliance Officer any suspected incident of fraud or theft.

Electronic Information

Our computer resources, including electronic mail, should be used to support and advance our business purposes. Any personal use of these technologies should not create additional costs for the Company, interfere with work duties or violate any of our policies.

Electronic messages (including voicemail), to or from the Company equipment or accounts, and computer information are considered our property, and you should not have any expectation of privacy related to the use of such electronic information. Unless prohibited by law, we reserve the right to access and disclose this information as necessary for business purposes. You should use good judgment and not send a message or access or store any information that you would not want to be seen or heard by others.

Personal Computer Software

You must understand and adhere to the license agreements that govern the use, and restrict the reproduction, of personal computer software. Generally, when we purchase software, we only acquire a license to use the software. We do not become the owner of the software package and programs. Many software licenses limit the use of the software to a specific computer unit. Multi-user licenses also exist, but further complicate the issue by requiring detailed administrative controls.

Computer software packages and programs that we purchase are also covered by copyright laws. You must not make additional copies of the purchased software, or its documentation, unless the license agreement specifically allows it and your supervisor or the Compliance Officer approves it. You must strictly abide by all license requirements.

Corporate Citizenship

We are committed to being a good corporate citizen. We recognize the importance of making a positive contribution to society and the communities in which we operate. We meet these goals by contributing to the economy of the communities in which we operate, encouraging volunteerism and support of local community needs and activities, complying with environmental laws and regulations and supporting and encouraging public policies that promote good corporate citizenship and take into account legitimate employee and community interests.

Political Contributions

We respect and support your right to participate in political activities. However, it is not appropriate to conduct these activities during business hours or on our property or use any of our resources, such as telephones, computers or supplies, in your political activities. The Company will not reimburse you for personal political contributions.

We may sometimes express our views on local and national issues that affect our business. When we do, we may use our funds and resources when permitted by law. We may also make limited contributions to political parties or candidates in jurisdictions where it is legal and customary to do so. No employee may make or commit to political contributions on our behalf without approval from the Compliance Officer.

Reporting of Code Violations

You are required to report actual or suspected violations of this Code. You should initially report violations to your supervisor. You should also seek his or her advice if you have a question or concern about compliance with this Code, other policies and procedures or applicable laws, or if you have a question about the right thing to do in a particular situation. In many cases, the supervisor will be more knowledgeable about the question and will appreciate being brought into the decision-making process. You should remember that it is your supervisor’s responsibility to help solve problems.

In cases where it might be inappropriate or uncomfortable for you to discuss an issue or question with your supervisor, or if the supervisor does not address the issue or question to your satisfaction, you should discuss the matter with the Compliance Officer. If you do not feel comfortable discussing the matter with the Compliance Officer, you should contact the Chairman of our Audit Committee, whose name appears on our website. You may identify yourself or choose to remain anonymous.

Supervisors are required to report alleged violations of this Code to the Compliance Officer promptly after receipt.

The Compliance Officer will make quarterly reports to the Audit Committee of the Board concerning alleged violations of this Code reported to the Compliance Officer by employees or their supervisors since the most recent quarterly report. The Compliance Officer’s report will also describe the status of the investigation and how the alleged violation was resolved. In addition, upon the request of the Chairman of the Audit Committee, the Compliance Officer will report to the Committee regarding the effectiveness and administration of this Code.

Enforcement of this Code

If you violate this Code you will be subject to disciplinary action, including up to termination where appropriate.

We will investigate alleged violations of this Code and provide any person who is alleged to have violated this Code a fair opportunity to be heard regarding the alleged conduct. All employees are expected to cooperate in internal investigations of misconduct.

Disciplinary measures will depend on the circumstances of the violation. Consideration will be given to whether or not a violation was intentional, as well as whether an employee acted in good faith in reporting the violation and cooperated with any resulting investigation or corrective action.

No Retaliation

Our policy prohibits retaliation in any form against an employee who in good faith reports a suspected violation of this Code. This policy applies even where the good faith allegation proves ultimately groundless. Any employee who violates our non-retaliation policy will be subject to disciplinary action. Any employee, however, who knowingly makes a false or misleading report will be subject to disciplinary action.

Except as required by law, we will take reasonable steps to safeguard the confidentiality of statements and other information that you report under this Code, unless it is not practicable to do so or the interests of the Company require disclosure.

Waivers

Any waiver of any provision of this Code for executive officers and directors may be made only by our Board of Directors and will be promptly disclosed, along with the reasons for the waiver, as required by the rules of The Nasdaq Stock Market or by law. Our “executive officers” for this purpose are those officers who are required to file reports of their stock transactions under Section 16 of the Securities Exchange Act of 1934.

If the Compliance Officer receives a request for consent or approval from an executive officer or director in accordance with any provision of this Code, the Compliance Officer will consult with the Chairman of the Board to determine whether the granting of such consent or approval constitutes a waiver for the purpose of the Board approval requirement.